AMENDING AGREEMENT
     THIS AMENDING AGREEMENT is made as of the 16th day of November, 2006, by and between IVANHOE MINES LTD. (“Ivanhoe”) and RIO TINTO INTERNATIONAL HOLDINGS LIMITED (“Rio Tinto”).
     WHEREAS Ivanhoe and Rio Tinto are parties to a private placement agreement made as of October 18, 2006 (the “Private Placement Agreement”);
     AND WHEREAS the parties hereto desire to amend the Private Placement Agreement to correct a term thereof;
     NOW THEREFORE, in consideration of the payment by each party to the other party of the sum of $1 (the receipt and sufficiency of which is hereby acknowledged by each of the parties), the parties agree as follows:
1.	Section 2.10 of the Private Placement Agreement is hereby deleted and replaced with the following:

“Rio Tinto’s obligation (but not its right) to complete the Second Tranche Private Placement will terminate if Ivanhoe Shareholder Approval for the Ivanhoe Shareholder Approval Matter is not obtained within sixty (60) days of the First Closing Date or (ii) the day following the third anniversary of the First Closing Date.”
2.	All other terms of the Private Placement Agreement shall remain unamended and in full force and effect.
3.	This amending agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.
4.	This amending agreement may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page by any party by electronic or facsimile transmission will be as effective as delivery of a manually executed copy of this amending agreement by such party.
[INTENTIONALLY BLANK]

     IN WITNESS WHEREOF the parties have executed this amending agreement as of the date first written above.

IVANHOE MINES LTD.
By:	/s/ Peter Meredith
Title: Deputy Chairman

RIO TINTO INTERNATIONAL HOLDINGS LIMITED
By:	/s/ Anette Lawless
Title: Director